UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MB Financial, Inc.

(Exact name of registrant as specified in its charter)

Maryland	36-4460265
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

800 West Madison Street, Chicago, Illinois	60607
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which each class
to be so registered	is to be registered

Perpetual Non-Cumulative Preferred Stock, Series A	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-191770 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.  Description of Registrant’s Securities to be Registered.

Pursuant to the Agreement and Plan of Merger, dated as of July 14, 2013 and amended as of June 30, 2014 (the “Merger Agreement”), by and between MB Financial, Inc., a Maryland corporation (“MB Financial”), and Taylor Capital Group, Inc., a Delaware corporation (“Taylor Capital”), Taylor Capital will be merged (the “Merger”) with and into MB Financial.  In accordance with the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Taylor Capital’s Perpetual Non-Cumulative Preferred Stock, Series A, that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of MB Financial’s Perpetual Non-Cumulative Preferred Stock, Series A (“MB Financial Series A preferred stock”).   Set forth below is a description of the terms of the MB Financial Series A preferred stock.

General.  The MB Financial Series A preferred stock represents a single series of MB Financial’s preferred stock. The MB Financial Series A preferred stock is not convertible into, or exchangeable for, shares of any other class or series of MB Financial’s stock or other securities and is not subject to any sinking fund or other obligation to redeem or repurchase. The MB Financial Series A preferred stock represents non-withdrawable capital, does not constitute savings accounts, deposits or other obligations of any depository institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Ranking.  The MB Financial Series A preferred stock ranks, as to the payment of dividends and distribution of assets upon MB Financial’s liquidation, dissolution, or winding-up:

•                                          senior to MB Financial’s common stock and to any other class or series of other stock MB Financial may issue in the future ranking junior to the MB Financial Series A preferred stock;

•                                          equal to any class or series of stock MB Financial may issue in the future ranking equal to the MB Financial Series A preferred stock; and

•                                          junior to any class or series of stock MB Financial may issue in the future ranking senior to the MB Financial Series A preferred stock and to all of MB Financial’s existing and future debt obligations.

Dividends.  Dividends on shares of the MB Financial Series A preferred stock are not mandatory. Holders of the MB Financial Series A preferred stock will be entitled to receive, when, as and if declared by MB Financial’s board of directors or a duly authorized committee thereof out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $25 per share. These dividends will be payable quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning with November 15, 2014, each such date being referred to in this subsection as a dividend payment date. Dividends on each share of MB Financial Series A preferred stock will be payable on the liquidation preference amount of $25 at an annual rate equal to 8.00%.

If dividends are declared by MB Financial’s board of directors, dividends will be payable to holders of record of the MB Financial Series A preferred stock as they appear on MB Financial’s books on the applicable record date, which will be the fifteenth calendar day preceding such dividend payment date.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence as of and include August 15, 2014. Dividends will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.

In this subsection, the term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in Chicago, Illinois are not authorized or obligated by law, regulation or executive order to close.

Dividends on shares of the MB Financial Series A preferred stock will not be cumulative. Accordingly, if MB Financial’s board of directors or a duly authorized committee thereof does not declare a dividend on the MB Financial Series A preferred stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and MB Financial will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the MB Financial Series A preferred stock are declared for any future dividend period.

So long as any share of MB Financial Series A preferred stock remains outstanding, unless the full dividends for the then-current dividend period on all outstanding shares of the MB Financial Series A preferred stock have been declared and paid in full or declared and a sum sufficient for the payment thereof has been set aside, then (1) no dividend may be declared or paid or set aside for payment and no distribution may be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock), (2) no shares of junior stock may be repurchased, redeemed or otherwise acquired for consideration by MB Financial, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock) nor may any monies be paid to or made available for a sinking fund for the redemption of any such securities by MB Financial and (3) no shares of parity stock may be repurchased, redeemed or otherwise acquired for consideration by MB Financial otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the MB Financial Series A preferred stock and such parity stock except by conversion into or exchange for junior stock, during such dividend period.

On any dividend payment date for which dividends are not paid in full on shares of the MB Financial Series A preferred stock and any parity stock, all dividends declared on shares of the MB Financial Series A preferred stock and any parity stock for payment on such dividend payment date will be declared on a proportionate basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the MB Financial Series A preferred stock, and accrued dividends, including accumulations, on parity stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of the MB Financial Series A preferred stock that may be in arrears. If the MB Financial board of directors or any duly authorized committee of the MB Financial board of directors determines not to pay any dividend or a full dividend on a dividend payment date, MB Financial will provide, or cause to be provided, written notice to the holders of the MB Financial Series A preferred stock prior to such date.

Subject to the foregoing, and not otherwise, such dividends, as may be determined by MB Financial’s board of directors or a duly authorized committee thereof, may be declared and paid on MB Financial’s common stock and any other stock ranking junior to MB Financial Series A preferred stock, from time to time out of any assets legally available for such payment, and the holders of MB Financial Series A preferred stock will not be entitled to participate in any such dividend.

MB Financial’s ability to declare and pay dividends on the MB Financial Series A preferred stock will be limited by applicable regulatory restrictions, including the guidelines of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) applicable to bank holding companies.

Redemption—General.    The MB Financial Series A preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of MB Financial Series A preferred stock do not have the right to require the redemption or repurchase of the MB Financial Series A preferred stock.

Optional Redemption.  MB Financial may redeem shares of the MB Financial Series A preferred stock on any dividend payment date on or after February 15, 2018, in whole or in part, from time to time, at a redemption price equal to $25 per share, plus any declared and unpaid dividends on the shares of MB Financial Series A preferred stock called for redemption. Dividends will cease to be payable on those shares on and after the redemption date. Redemption of the MB Financial Series A preferred stock is subject to MB Financial’s receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital guidelines of the Federal Reserve Board applicable to the redemption of the MB Financial Series A preferred stock.

Notwithstanding the foregoing, within 90 days following a “regulatory capital treatment event,” MB Financial may, at any time prior to February 15, 2018, at MB Financial’s option, subject to the approval of the appropriate federal bank regulatory agency, provide notice of MB Financial’s intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of MB Financial Series A preferred stock at the time outstanding at a redemption price equal to $25 per share, plus any declared and unpaid dividends on the shares of the MB Financial Series A preferred stock called for redemption.

A “regulatory capital treatment event” means MB Financial’s determination, in good faith, that, as a result of any:

•                                          amendment to, or change in, the laws or regulations of the U.S. or any political subdivision of or in the U.S. that is enacted or becomes effective after the initial issuance of any share of the MB Financial Series A preferred stock;

•                                          proposed change in those laws or regulations that is announced after the issuance of any share of the MB Financial Series A preferred stock; or

•                                          official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the MB Financial Series A preferred stock;

there is more than an insubstantial risk that MB Financial will not be entitled to treat the full liquidation value of all shares of the MB Financial Series A preferred stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the appropriate federal bank regulatory agency, as then in effect and applicable, for as long as any share of the MB Financial Series A preferred stock is outstanding.

Procedures.    If MB Financial redeems shares of the MB Financial Series A preferred stock, MB Financial will provide notice by first class mail (or, if the MB Financial Series A preferred stock is issued in book-entry form through The Depository Trust Company or another facility, in accordance with the procedures of such facility) to the holders of record of the shares of MB Financial Series A preferred stock to be redeemed. Such notice will be provided not less than 30 days and not more than 60 days prior to the date fixed for the redemption. Each notice of redemption will include a statement setting forth:

•                                          the redemption date;

•                                          the number of shares of the MB Financial Series A preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of the MB Financial Series A preferred stock to be redeemed from the holder;

•                                          the redemption price; and

•                                          if the MB Financial Series A preferred stock is evidenced by definitive certificates, the place or places where the certificates representing those shares are to be surrendered for payment of the redemption price.

In case of any redemption of only part of the shares of MB Financial Series A preferred stock at the time outstanding, the shares to be redeemed will be selected either pro rata or by lot or in such other manner as MB Financial’s board of directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions described in this section, MB Financial’s board of directors or a duly authorized committee thereof will have full power and authority to prescribe the terms and conditions upon which shares of MB Financial Series A preferred stock may be redeemed from time to time.

If notice of redemption has been duly given and if on or before the redemption date specified in the notice MB Financial has set aside all funds necessary for the redemption in trust for the pro rata benefit of the holders of record of the shares called for redemption, then, notwithstanding that any certificate for any share called for redemption has not been surrendered for cancellation, on and after the redemption date dividends will cease to accrue on all shares so called for redemption, all such shares called for redemption will no longer be deemed outstanding and all rights with respect to such shares will cease and terminate on such redemption date, except the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of three years from the redemption date will, to the extent permitted by law, be released to MB Financial, after which time the holders of the shares so called for redemption may look only to MB Financial for payment of the redemption price of such shares.

Liquidation Rights.    In the event MB Financial liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the MB Financial Series A preferred stock will be entitled to receive liquidating distributions of $25 per share, plus any declared and unpaid dividends, before MB Financial may make any distribution of assets to the holders of MB Financial’s common stock or any other class or series of shares ranking junior to the MB Financial Series A preferred stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with the MB Financial Series A preferred stock upon liquidation and the rights of MB Financial’s creditors with respect to the distribution of assets. If MB Financial fails to pay in full all amounts payable, including declared but unpaid dividends, with respect to the MB Financial Series A preferred stock and any stock having the same rank as the MB Financial Series A preferred stock with respect to the distribution of assets, the holders of the MB Financial Series A preferred stock and such other stock will share in any distribution of assets in proportion to the respective aggregate liquidation preferences to which they are entitled. After the holders of the MB Financial Series A preferred stock and any stock having the same rank as the MB Financial Series A preferred stock are paid in full, they will have no right or claim to any of MB Financial’s remaining assets.

Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of MB Financial’s property or business nor a merger or consolidation by MB Financial with or into any other entity will be considered a dissolution, liquidation or winding-up of MB Financial’s business or affairs.

Voting Rights—General.    The MB Financial Series A preferred stock will have no voting rights, except as provided below or as otherwise specifically required by law. To the extent holders of MB Financial Series A preferred stock are entitled to vote, each holder of MB Financial Series A preferred stock will have one vote per share, including when acting by written consent. The holders of the MB Financial Series A preferred stock will have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in MB Financial’s charter, of the MB Financial Series A preferred stock.

Right to Elect Two Directors upon a Nonpayment Event.    Whenever dividends on any shares of the MB Financial Series A preferred stock or any other class or series of preferred stock that ranks on parity with the MB Financial Series A preferred stock as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the authorized number of directors on MB Financial’s board of directors will automatically increase by two, and the holders of the MB Financial Series A preferred stock (together with holders of any and all other classes of MB Financial’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) will be entitled to vote as a single class for the election of a total of two additional members of MB Financial’s board of directors (the “Preferred Stock Directors”) to fill such newly created directorships. At the request of any holder of the MB Financial Series A preferred stock, a special meeting of the holders of the MB Financial Series A preferred stock and any other class or series of preferred stock that ranks on parity with the MB Financial Series A preferred stock as to payment of dividends and for which dividends have not been paid, will be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election will be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. MB Financial’s board of directors may at no time include more than two such Preferred Stock Directors, including all directors that the holders of any series of MB Financial’s authorized preferred stock having equal voting rights are entitled to elect.

These voting rights will continue until full dividends have been regularly declared and paid on the shares of the MB Financial Series A preferred stock and any other class or series of preferred stock that ranks on parity with the MB Financial Series A preferred stock as to payment of dividends for at least four consecutive dividend periods following the Nonpayment. No person may be elected as a Preferred Stock Director who would cause MB Financial to violate any corporate governance requirements of any securities exchange or other trading facility on which MB Financial’s securities may then be listed or traded that listed or traded companies must have a majority of independent directors.

If and when full dividends have been regularly declared and paid for at least four consecutive dividend periods following a Nonpayment on the MB Financial Series A preferred stock and any other class or series of preferred stock that ranks on parity with the MB Financial Series A preferred stock as to payment of dividends, the holders of the MB Financial Series A preferred stock will be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Stock Director so elected will immediately terminate and the authorized number of directors on MB Financial’s board of directors will automatically decrease by two. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the MB Financial Series A preferred stock (together with holders of any and all other classes of MB Financial’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described above. So long as a

Nonpayment continues, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of the Preferred Stock Directors) may be filled by the consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of the MB Financial Series A preferred stock (together with holders of any and all other series of MB Financial’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of stockholders. The Preferred Stock Directors will each be entitled to one vote per director on any matter.

Although MB Financial currently does not believe the shares of MB Financial Series A preferred stock will be considered “voting securities” for the purposes of the Bank Holding Company Act of 1956, as amended (the “BHCA”), if they were to become “voting securities,” whether because MB Financial has missed six dividend payments and holders of the MB Financial Series A preferred stock have the right to elect directors as a result, or for other reasons, a holder of 25% or more of the MB Financial Series A preferred stock, or a holder of a lesser percentage of MB Financial Series A preferred stock that is deemed to exercise a “controlling influence” over MB Financial, may become subject to regulation under the BHCA. In addition, if the shares of MB Financial Series A preferred stock become “voting securities,” then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding MB Financial Series A preferred stock, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the MB Financial Series A preferred stock. A holder or group of holders may also be deemed to control MB Financial if they own non-voting equity investments that equal 25% or more of MB Financial’s total equity, or in certain limited circumstances 33% or more of MB Financial’s total equity, both voting and non-voting equity, aggregating all shares held by the investor across all classes of stock. Holders of the MB Financial Series A preferred stock should consult their own counsel with regard to regulatory implications.

Other Voting Rights.    So long as any shares of MB Financial Series A preferred stock are outstanding, in addition to any other vote or consent of stockholders required by law or by MB Financial’s charter, the vote or consent of the holders of at least 66 2/3% of the then-outstanding shares of MB Financial Series A preferred stock, voting separately as a single class, will be necessary for effecting or validating:

•                                          any amendment, alteration or repeal of any provision of MB Financial’s charter (including the articles supplementary creating the MB Financial Series A preferred stock) or bylaws that would alter or change the voting powers, preferences or special rights of the MB Financial Series A preferred stock so as to affect them adversely (provided that any amendment of MB Financial’s charter so as to authorize or create, or to increase the authorized amount of (x) any class or series of stock that does not rank senior to the MB Financial Series A preferred stock with respect to the payment of dividends and/or the distribution of assets upon MB Financial’s liquidation, dissolution or winding-up or (y) any securities (other than MB Financial’s capital stock) convertible into any class or series of stock that does not rank senior to the MB Financial Series A preferred stock with respect to either the payment of dividends or the distribution of assets upon MB Financial’s liquidation, dissolution or winding-up will not be deemed to affect adversely the voting powers, preferences or special rights of the MB Financial Series A preferred stock);

•                                          any amendment or alteration of MB Financial’s charter to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of MB Financial’s capital stock ranking senior to MB Financial Series A preferred stock with respect to the payment of dividends and/or the distribution of assets upon MB Financial’s liquidation, dissolution or winding-up; or

•                                          any consummation of a binding share exchange or reclassification involving the MB Financial Series A preferred stock, or of a merger or consolidation of MB Financial with or into another corporation or other entity, unless (x) the shares of MB Financial Series A preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which MB Financial is not the surviving corporation, are converted into or exchanged for preference securities of the surviving corporation or a corporation controlling such corporation that is an entity organized and existing under the laws of the U.S., any state thereof or the District of Columbia, and (y) the shares of MB Financial Series A preferred stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the MB Financial Series A preferred stock.

The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of MB Financial Series A preferred stock have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.

Preemptive and Conversion Rights.    The holders of the MB Financial Series A preferred stock will not have any preemptive rights. The MB Financial Series A preferred stock will not be convertible into or exchangeable for property or shares of any other series or class of MB Financial’s capital stock.

Item 2.  Exhibits.

3.1	Charter of MB Financial (incorporated herein by reference to Exhibit 3.1 to MB Financial’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File No. 0-24566-01))
3.2	Articles of Amendment to the Charter of MB Financial increasing the authorized capital stock of MB Financial
3.3	Articles Supplementary to the Charter of MB Financial containing the terms of the MB Financial Series A Preferred Stock
3.4	Bylaws of MB Financial, as amended (incorporated herein by reference to

Exhibit 3.1 to MB Financial’s Current Report on Form 8-K filed on April 2, 2012 (File No. 0-24566-01))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MB FINANCIAL, INC.

Date:	August 14, 2014	By:	/s/ Jill E. York
Jill E. York
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Charter of MB Financial (incorporated herein by reference to Exhibit 3.1 to MB Financial’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File No. 0-24566-01))

3.2	Articles of Amendment to the Charter of MB Financial increasing the authorized capital stock of MB Financial

3.3	Articles Supplementary to the Charter of MB Financial containing the terms of the MB Financial Series A Preferred Stock

3.4	Bylaws of MB Financial, as amended (incorporated herein by reference to Exhibit 3.1 to MB Financial’s Current Report on Form 8-K filed on April 2, 2012 (File No. 0-24566-01))